UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanders Morris Harris Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 5900
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cindy Burnette (713) 993-4690
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

700 Milam Street, Suite 300	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13014753

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George L. Ball, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanders Morris Harris Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN EVA BAILEY
MY COMMISSION EXPIRES
March 8, 2016

Susan Eva Bailey
Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission with Report of Independent Registered Public Accounting Firm

Sanders Morris Harris Inc.

For the Year Ended December 31, 2012

Contents

Grant Thornton LLP
700 Milam Street, Suite 300
Houston, TX 77002-2848

T 832.476.3600
F 713.655.8741
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sanders Morris Harris Inc.

We have audited the accompanying consolidated financial statements of Sanders Morris Harris Inc. (a Texas corporation and wholly owned subsidiary of The Edelman Financial Group, Inc.) and subsidiaries (collectively, the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2012, and the related consolidated statements of operations, changes in equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanders Morris Harris Inc. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of matter

As discussed in Note B to the financial statements, beginning additional paid-in capital and accumulated deficit balances have been restated to correct certain misstatements in prior years' financial statements. Our opinion is not modified with respect to this matter.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Grant Thornton LLP

Houston, Texas
March 14, 2013

Sanders Morris Harris Inc.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2012
(In thousands, except per share and share amounts)

Assets

Cash and cash equivalents	$	17,642
Deposits with clearing organizations		300
Receivables, net		8,803
Receivable from parent and affiliates		2,632
Receivable from broker-dealer		26
Securities owned:		
Not readily marketable		10,524
Furniture, equipment, and leasehold improvements, net		1,847
Other assets		1,335
Total assets	$	43,109

Liabilities and Equity

Liabilities:		
Payable to parent and affiliates	$	230
Accounts payable and accrued liabilities		4,188
Sales commissions and bonuses payable		2,694
Deferred tax liability, net		3,189
Total liabilities		10,301
Commitments and contingencies (Note I)		
Equity:		
Common stock, $0.01 par value; 200,000 shares authorized; 60,729 shares issued and outstanding		1
Additional paid-in capital		61,199
Accumulated deficit		(28,512)
Total Sanders Morris Harris Inc. stockholder's equity		32,688
Noncontrolling interest		120
Total equity		32,808
Total liabilities and equity	$	43,109

The accompanying notes are an integral part of this statement.

Sanders Morris Harris Inc.

CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2012
(Dollars in thousands)

Revenue:		
Commissions	$	6,620
Principal transactions, net		(670)
Investment banking		3,498
Investment advisory and related services		3,481
Interest and dividends		1,049
Other income		1,716
Total revenue		15,694
Expenses:		
Employee compensation and benefits		16,399
Communications and data processing		1,390
Occupancy		4,237
Clearing and execution fees		389
Commissions		30
Other		3,659
Total expenses		26,104
Loss from continuing operations before equity in income of limited partnerships and income taxes		(10,410)
Equity in income of limited partnerships		8,180
Loss from continuing operations before income taxes		(2,230)
Income tax provision		346
Loss from continuing operations, net of income taxes		(2,576)
Loss from discontinued operations, net of income tax benefit of $(338)		(1,743)
Net loss		(4,319)
Less: Net income attributable to the noncontrolling interest		(137)
Net loss attributable to Sanders Morris Harris Inc.	$	(4,456)

The accompanying notes are an integral part of this statement.

Sanders Morris Harris Inc.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2012
(In thousands, except share amounts)

	Common stock		Additional paid-in capital	Accumulated deficit	Noncontrolling interest	Total
	Shares	Amount				
Balance, December 31, 2011, as previously reported	60,729	$ 1	$ 60,032	$ (5,966)	$ 2,286	$ 56,353
Out-of-period adjustments—See Note B			(238)	(7,562)		(7,800)
Balance, December 31, 2011, as restated		1	59,794	(13,528)	2,286	48,553
Net loss attributable to Sanders Morris Harris Inc.				(4,456)		(4,456)
Net income attributable to the noncontrolling interest					137	137
Benefit for taxes on stock-based compensation			1,405			1,405
Deconsolidation of managed limited liability companies					(1,782)	(1,782)
Distributions				(10,528)	(521)	(11,049)
Balance, December 31, 2012	60,729	$ 1	$ 61,199	$ (28,512)	$ 120	$ 32,808

The accompanying notes are an integral part of this statement.

Sanders Morris Harris Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2012
(Dollars in thousands)

Cash flows from operating activities:		
Net loss	$	(4,319)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		1,549
Loss on disposal of assets		2,114
Loss on sale of managed partnerships, net of current unrealized gain/loss		1,792
Gain on disposal of retail brokerage operations		(1,148)
Deferred income taxes		(2,558)
Equity in income of limited partnerships		(8,180)
Unrealized and realized gains on not readily marketable securities owned, net		1,960
Other		(103)
Net change in:		
Receivables, net		336
Receivable from broker-dealer		178
Receivable from parent and affiliates		3,504
Marketable securities owned		5,726
Other assets		948
Payable to parent and affiliates		(6,918)
Accounts payable and accrued liabilities		(1,778)
Sales commissions and bonuses payable		(970)
Deferred compensation		(477)
Net cash used in operating activities		(8,344)
Cash flows from investing activities:		
Capital expenditures		(361)
Proceeds from sale of assets		126
Proceeds from sale of managed partnerships		295
Proceeds from sales of not readily marketable securities owned		18,488
Purchases of not readily marketable securities owned		(101)
Issuance of note receivable		(100)
Net cash provided by investing activities		18,347
Cash flows from financing activities:		
Distributions to noncontrolling interest		(521)
Distributions to The Edelman Financial Group Inc. (parent company)		(10,528)
Excess tax benefit related to stock-based compensation		1,405
Net cash used in financing activities		(9,644)
Net increase in cash and cash equivalents		359
Cash and cash equivalents, beginning of year		17,283
Cash and cash equivalents, end of year	$	17,642

The accompanying notes are an integral part of this statement.

NOTE A -- ORGANIZATION

Sanders Morris Harris Inc. (the "Company") is incorporated in the state of Texas for the purpose of serving as a broker/dealer and entering into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts at December 31, 2012 are carried by several clearing firms including Pershing LLC, an affiliate of The Bank of New York Mellon, First Clearing Corporation and T.D. Ameritrade under fully disclosed clearing arrangements. These clearing brokers also provide the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts. The Company is a wholly owned subsidiary of The Edelman Financial Group Inc. ("TEFG").

In September 2012, TEFG consummated a merger pursuant to an Agreement and Plan of Merger (the "Merger Agreement") entered into by TEFG with Summer Holdings II, Inc. ("Parent") and Summer Merger Sub, Inc., ("Merger Sub") resulting in Merger Sub merging with and into TEFG, with TEFG surviving the merger as a wholly owned subsidiary of Parent. Parent and Merger Sub were formed by Lee Equity Partners, LLC. The Parent is a wholly owned subsidiary of Summer Holdings I, LLC, which is a wholly owned subsidiary of Lee Summer, LP.

Previously, the Company managed, through its interests in certain management companies, limited partnerships that invest in debt and equity securities in small to medium capitalization companies operating in the industrial services, healthcare, technology, medical, life sciences, and energy industries. In October 2012, the Company sold its interest in these management companies. In addition, the Company sold certain of its retail brokerage operations located in Tulsa, Oklahoma; New York, New York; Houston, Texas; and Colorado Springs, Colorado. See "Note C – Dispositions" for additional information regarding the sale of these management companies and retail brokerage operations.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Financial Accounting Standards Board ("FASB") guidance on accounting for variable interest entities ("VIE") requires more qualitative than quantitative analyses to determine the primary beneficiary of a VIE and continuous assessments of whether an enterprise is the primary beneficiary of a VIE. Under this guidance, a VIE must be consolidated if an enterprise has both (a) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

There were three VIEs identified by management in which the Company does not have the power to direct the activities of these entities, therefore, they are nonconsolidated VIEs as of December 31, 2012. One of the nonconsolidated VIEs had previously been consolidated due to financial support provided by the Company. However, the Company does not have the power to direct the activities of the entity that most significantly

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

impacts the entity's economic performance. The Company has deconsolidated and accounted for this limited partnership investment at fair value since January 1, 2010. This investment is now reported on the Consolidated Statement of Financial Condition within "Securities owned: Not readily marketable" with the change in fair value included in "Equity in income of limited partnerships" on the Consolidated Statement of Operations. The fair value of this investment is $10.4 million at December 31, 2012, which is also the Company's maximum exposure to loss from this nonconsolidated VIE.

Concept Capital Holdings, LLC ("CCH") and Concept Capital Administration, LLC ("CCAdmin") were additional nonconsolidated VIEs through December 31, 2012, which were former divisions of the Company that were previously consolidated, but as a result of spin-off transactions in 2010 and 2011, the new entities formed due to the spin-offs were not consolidated. Management does not have the power to direct the activities of CCH or CCAdmin. The Company does not intend to provide additional financial support in the future to CCH or CCAdmin. On December, 31, 2011, the remaining profits and member interests in CCH and CCAdmin of $1.0 million were sold back to the parent of CCH and CCAdmin for $25,000. The two notes receivable issued by CCH as part of the spin-off transactions were exchanged for one note receivable with minimum principal payments due beginning January 1, 2014. The Company's maximum exposure to loss for CCH and CCAdmin is the value of the remaining note receivable with a total balance, net of discount, of $5.0 million, including accrued interest as of December 31, 2012.

As of April 1, 2012, a consolidated private investment limited partnership management company was deconsolidated due to a loss of control of the management company resulting from the termination of employment by an employee of the Company who was a managing director of the management company. The investment in the management company held by the Company was subsequently accounted for at fair value within "Securities owned: Not readily marketable" on the Consolidated Statement of Financial Condition as of December 31, 2012.

2. Out-of-Period Adjustments

During the preparation of the Company's consolidated financial statements for the period ended December 31, 2012, management identified several errors totaling $7.6 million in our tax provision methodologies and calculations that related to periods prior to 2012. The Company identified an error in the amount of $0.6 million, net of taxes, that related primarily to a lease with a free-rent period not recognized on a straight-line basis for periods prior to 2012 and an error in the amount $0.4 million, net of taxes, that related to the excess amortization of certain leasehold improvements in which a reduction in the cost basis had been recorded in 2009. The Company assessed the impact of these errors on its annual consolidated financial statements and concluded that the correction of these errors should be reflected as an adjustment of the opening balances of additional paid-in capital and accumulated deficit.

Also, the Company has assessed the effect of these errors on its calculation of minimum net capital and the ratio of aggregate indebtedness to net capital as defined by the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l) and has determined that these errors did not result in the Company being in noncompliance with these regulatory requirements as of December 31, 2011 or for the year ended December 31, 2012.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The Company corrected these errors in the consolidated financial statements during the preparation of its annual consolidated financial statement as of December 31, 2012 by adjusting the opening balances of additional paid-in capital and accumulated deficit as follows (in thousands):

	Additional paid-in capital	Accumulated deficit
Balance, December 31, 2011, as previously reported	$ 60,032	$ (5,966)
Adjustment for taxes	(238)	(7,419)
Adjustment for deferred rent, net of taxes of $(356)	-	(589)
Adjustment for accumulated depreciation, net of taxes of $144	-	446
Balance, December 31, 2011, as restated	$ 59,794	$ (13,528)

The effect of these errors on the net loss for the year ended December 31, 2011 is as follows (in thousands):

Net loss, as previously reported	$ (5,305)
Adjustment for taxes	(263)
Adjustment for accumulated depreciation, net of taxes of $106	177
Net loss, as restated	$ (5,391)

3. Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing firms that is used to collateralize the Company's trading accounts.

4. Receivables

Receivables are stated at their net realizable value. Interest income is recognized using the effective interest method over the life of the related receivable. If a receivable is noninterest-bearing or carries an unreasonable rate of interest and is not due within one year, the Company will impute interest at an appropriate market rate for comparable instruments and record a corresponding discount.

The Company offers transition pay, principally in the form of upfront notes receivable ("broker notes"), to financial advisors and certain key revenue producers as part of our Company's overall growth strategy. These broker notes are generally forgiven by a charge to employee compensation and benefits over a one- to six-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. If the individual leaves before the term of the broker note expires or fails to meet certain performance standards, the individual is required to repay the balance. In determining the allowance for doubtful accounts from former employees, management considers the facts and circumstances

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employee's overall financial position. Management monitors receivables for collectability. The Company does not typically require collateral. Receivables are considered past due when payment is not received in accordance with the contractual terms on the invoice or agreement.

The accrual of interest on receivables is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When the interest accrual is discontinued, all uncollected accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of the remaining past-due principal balance. Receivables are returned to accrual status when payments are brought current and, in management's judgment, the receivable will continue to be paid as agreed. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance.

5. Securities Owned

Marketable securities are carried at fair value based on quoted market prices. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking warrants and marketable securities owned to fair value are included in revenue under the caption "Principal transactions, net". Securities not readily marketable include securities: (a) for which there is no market on a securities exchange or no independent publicly quoted market. (b) that cannot be publicly offered or sold unless registration is effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The consolidated management companies record their investments in the investment partnerships at net asset value, which includes income and carried interest in the investment partnerships. The unrealized gains or losses from the consolidated management companies as a result of the change in net asset values are included in the caption "Equity in income of limited partnerships" in the Consolidated Statement of Operations. Regular-way proprietary securities transactions and the related income/expense are recorded on trade date basis. Realized gains and losses from sales of securities are computed using the average cost method and are included in revenue in the caption "Principal transactions, net".

Investments in not readily marketable securities, marketable securities with insufficient trading volumes, and restricted securities have been valued at their estimated fair value by the Company in the absence of readily ascertainable market values. Not readily marketable investments consist primarily of investments in private companies, limited partnerships, equities, options, and warrants. Investments in private investment limited partnerships are carried at fair value and based on quarterly valuations prepared by the general partner of such partnerships, and reviewed by their valuation committee. Investments in other limited partnerships are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking investments in limited partnerships are classified within Level 3 of the

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

fair value hierarchy to fair value or estimated fair value and are included in "Equity in income of limited partnerships." Changes in fair value of the underlying funds which drive the change in net asset value of our ownership in certain limited partnerships are also included in the caption "Equity in income of limited partnerships" in the Consolidated Statement of Operations.

The Company estimates the fair value of its not readily marketable investments using various valuation techniques. The transaction price is typically its best estimate of fair value at inception. Ongoing reviews by the Company are based on an assessment of each underlying investment, incorporating valuations that consider one or more different valuation techniques (e.g., the market approach, the income approach, or the cost approach) for which sufficient and reliable information is available. The use of the market approach generally considers comparable transactions and trading multiples of comparable companies, while the use of the income approach generally consists of the net present value of the estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

The selection of appropriate valuation techniques may be affected by the availability of relevant inputs as well as the relative reliability of the inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances, multiple valuation techniques may be appropriate. The results of the application of the various techniques may not be equally representative of fair value, due to factors such as assumptions made in the valuation. In some situations, the Company may determine it appropriate to evaluate and weigh the results, as appropriate, to develop a range of possible values, with the fair value based on the Company's assessment of the most representative point within the range.

The inputs used by the Company in estimating the value of Level 3 investments include estimated capital expenditures, estimated operating costs and risk-adjusted discount factors. Other relevant information considered by the Company may include the following factors: original transaction price; recent public or private transactions in the same or similar assets; restrictions on transfer, including the Company's right, if any, to require registration by the issuer of the offering and sale of securities held by the Company under the securities laws; significant recent events affecting the issuer, including significant changes in financial condition and pending mergers and acquisitions; and all other reasonable and customary factors affecting value. The fair value measurement of Level 3 investments does not include transaction costs that may have been capitalized as part of the investment's cost basis. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

6. Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

7. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Amortization of leasehold improvements is computed on a straight-line basis over the term of the lease. Depreciation of office furniture and equipment is computed on a straight-line basis over the average asset life which ranges from a three to seven-year period.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

8. Investment Banking

Investment banking revenue includes gains, losses, and fees, net of expenses, arising from securities offerings in which the Company acts as an agent or financial advisor in mergers and acquisitions and similar transactions. Sales concessions are recorded on the trade date; however, certain underwriting fees are recorded on a settlement date basis.

9. Investment Advisory and Related Services

Investment advisory and related services consist primarily of portfolio and partnership management fees. Portfolio management fees are received quarterly, and are recognized over the service period. Partnership management fees are received quarterly, but are recognized as earned on a monthly basis.

10. Income Taxes

The Company is included in the consolidated federal income tax return with TEFG and computes its provision and deferred tax assets and liabilities on a separate company basis as if it is part of a consolidated income tax provision.

The Company utilizes the asset and liability method for deferred income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements or tax returns. All expected future events other than changes in the law or tax rates are considered in estimating future tax consequences.

The Company utilizes a two-step approach to evaluate uncertain tax positions. Recognition, step one, requires evaluation of the tax position to determine if based solely on technical merits it is more likely than not to be sustained upon examination. Measurement, step two, is addressed only if a position is more likely than not to be sustained. In step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement with tax authorities. If a position does not meet the more likely than not threshold for recognition in step one, no benefit is recorded until the first subsequent period in which the more likely than not standard is met, the issue is resolved with the taxing authority, or the statute of limitations expires. Positions previously recognized are derecognized when we subsequently determine the position no longer is more likely than not to be sustained. Evaluation of tax positions, their technical merits, and measurement using cumulative probability are highly subjective management estimates. Actual results could differ materially from these estimates.

The Company remains subject to examination by U.S. federal and state jurisdictions for years subsequent to 2008 for federal and 2007 for state. Upon completion of these examinations (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

The provision for income taxes includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. Penalties are recognized in other general and administrative expense.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The Company recognizes and measures tax positions based on the individual tax position's amount expected to be sustained upon settlement with the tax authority.

11. Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of consolidated assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

12. Risks and Uncertainties

The Company owns securities that are recorded at fair values at the consolidated statement of financial condition date. As a result of changes in market and other conditions, as well as company-specific conditions of the privately-held investments, it is at least reasonably possible that changes to the values of the investments could occur in the short term and be material to the Company's consolidated financial statements.

13. Discontinued Operations

The Company reports the results of operations of dispositions or assets held for sale as discontinued operations after the following criteria have been met, the operations and cash flows of the component have been, or will be, eliminated from ongoing operations of the Company and the Company will not have any significant continuing involvement in the operations of the component after the disposal. Any resulting gain or loss realized from the disposal from a discontinued operation is included in the "Income or loss from discontinued operations, net of income taxes" classification on the Consolidated Statement of Operations.

14. New Authoritative Accounting Guidance

ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (ASC Topic 350) – Intangibles – Goodwill and Other. ASU 2012-02 permits entities to perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired. Based on the results of the qualitative assessment, if the entity determines that it is more likely than not that the asset is impaired it would then perform the impairment test; otherwise, no further impairment test would be required. The amended guidance was effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal periods beginning after September 15, 2012. The adoption of this new guidance does not have an impact on these consolidated financial statements.

NOTE C -- DISPOSITION

The Company organized and managed a Private Equity Group ("PEG") of seventeen proprietary funds for the purpose of investing in primarily equity or equity-linked securities, interest bearing debt securities and debt securities convertible into common stock. On October 1, 2012, the Company entered into a Purchase Agreement for the sale of various shares of common and preferred stock, promissory notes, limited partnership interests and membership interests in various limited liability companies. As a component of that transaction, the Company sold the collective group of PEG interests, including the management companies and their underlying investments. The sale price allocated to the PEG interests was approximately $671,000. The Company recognized a loss on the sale of the PEG interests of $919,000, which is included in "Loss from discontinued operations, net of income taxes" in the Consolidated Statement of Operations.

The Company operated retail brokerage operations located in Tulsa, Oklahoma; New York, New York; Houston, Texas; and Colorado Springs, Colorado. On October 1, 2012, the Company entered into an Asset Purchase Agreement to sell these retail brokerage operations. As a result of the transaction, the employees, broker accounts and related equipment of the operations were transferred to the buyer on December 14, 2012. As consideration for the transaction, the Company received proceeds in the form of a note receivable based upon Annual Revenue Payments and Assumed Liabilities, both as defined in the Asset Purchase Agreement. The fair value of the note receivable as measured by a third party valuation firm was $1.4 million at December 31, 2012. The Company recognized a gain on the sale of the disposition in the amount of $1.1 million, which is included in "Loss from discontinued operations, net of income taxes" on the Consolidated Statement of Operations.

NOTE D - RECEIVABLES, NET

The receivables, net balance at December 31, 2012 consists of the following (in thousands):

Notes receivable:		
Nonaffiliates	$	6,387
Employees		199
Receivables from other affiliates		86
Receivables from customers		2,176
Allowances for doubtful accounts		(45)
	$	8,803

The Company has a note outstanding with Capital Concept Holdings, LLC that bears a fixed interest rate at the applicable federal rate for instruments with a term of over ten years provided under Section 1274(d) of the Internal Revenue Code of 1986 on the closing date of December 31, 2011 in the amount of $5.9 million. Principal on the note is due monthly, beginning January 1, 2014, and interest is due monthly beginning February 1, 2012. The note was issued at a discount that will be amortized monthly over the life of the loan. For the year ended December 31, 2012, the amortization of the discount recorded in "Interest and dividends" on the Consolidated Statement of Operations was $91,000. As of December 31, 2012, the unamortized balance of discount on the note was $879,000 and outstanding principal was $5.9 million.

NOTE D -- RECEIVABLES, NET – Continued

Notes receivable from employees primarily consist of noninterest bearing loans provided to certain employees of the Company to induce the employees to affiliate with the Company.

NOTE E -- SECURITIES OWNED

FASB *Accounting Standards Codification - Topic 820, Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A description of the valuation methodologies used for securities measured at fair value, as well as the general classification of such securities pursuant to the valuation hierarchy, is set forth below:

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon industry-standard pricing methodologies, models, or other valuation methodologies that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that securities are recorded at fair value. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Level 1 consists of unrestricted publicly traded equity securities traded on an active market whose values are based on quoted market prices.

Level 2 includes securities that are valued using industry-standard pricing methodologies, models, or other valuation methodologies. Level 2 inputs are other than quoted market prices that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted market prices that are observable for the asset, such as interest rates and yield curves observable at commonly quoted intervals, volatilities, credit risks, prepayment speeds, loss severities, and default rates;

NOTE E -- SECURITIES OWNED – Continued

and inputs that are derived principally from observable market data by correlation or other means. Securities in this category include restricted publicly traded equity securities, publicly traded equity securities traded on an inactive market, publicly traded debt securities, warrants whose underlying stock is publicly traded on an active market and options that are not publicly traded or whose pricing is uncertain.

Level 3 includes securities whose fair value is estimated based on industry standard pricing methodologies and internally developed models utilizing inputs not based on, nor corroborated by readily available market information. This category primarily consists of investments in limited partnerships and equity securities that are not publicly traded.

The Company uses prices and inputs that are current as of the measurement date. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy securities owned as of December 31, 2012 (in thousands):

	Level 1	Level 2	Level 3	Total
Securities owned:				
Limited partnerships	$ -	$ -	$ 10,404	$ 10,404
Equities			120	120
Total securities owned	$ -	$ -	$ 10,524	$ 10,524

The following table sets forth a summary of changes in the fair value of the Company's Level 3 securities owned for the year ended December 31, 2012 (in thousands):

	Limited Partnerships	Warrants	Equities and Options	Total
Balance, beginning of year	$ 19,686	$ 301	$ 197	$ 20,184
Unrealized/realized gains/(losses)	6,830	(22)	(865)	5,943
Purchases	-	-	101	101
Conversion of note receivable to equity securities	-	-	1,005	1,005
Conversion of investments to equity securities	(150)	(279)	429	-
Sales/Distributions	(15,962)	-	(747)	(16,709)
Balance, end of year	$ 10,404	$ -	$ 120	$ 10,524

NOTE E -- SECURITIES OWNED – Continued

Net unrealized losses for Level 3 securities owned are a component of "Equity in income of limited partnerships" and "Principal transactions, net" in the Consolidated Statement of Operations as follows for the year ended December 31, 2012 (in thousands):

	Principal transactions, net	Equity in income of limited partnerships
Total gains and losses included in earnings for year ended December 31, 2012	$ (2,009)	$ 7,952
Change in unrealized gains (losses) relating to securities still held at the report date	$ -	$ 718

The following table sets forth the significant unobservable inputs of the Level 3 fair value instruments as of December 31, 2012:

	Fair Value at December 31, 2012 (in thousands)	**Valuation Technique**	**Unobservable Input**	**Range (Weighted Average)**
Limited partnership	$ 10,404	Discounted cash flow	Hurdle rate for income distributions	8.0%
			Discount for lack of marketability (a)	12.5%
			Control Premium (a)	12.5%

(a) Represents amounts used when the reporting entity has determined that market participants would take into account these premiums and discounts when pricing investments.

The significant unobservable inputs used in the fair value of these investments are the reporting entity's per share net asset value and discounted cash flow inputs, such as discounts and hurdle rates. Significant increases (decreases) in net asset values would result in a significantly higher (lower) fair value measurement. Significant increases (decreases) in hurdle rates and discounts would result in a significantly lower (higher) fair value measurement.

NOTE F – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, consist of the following at December 31, 2012 (in thousands):

Furniture and fixtures	$	1,136
Office equipment		4,179
Leasehold improvements		6,694
		12,009
Accumulated depreciation and amortization		(10,162)
Furniture, equipment, and leasehold improvements, net	$	1,847

Depreciation and amortization expense aggregated $1.5 million for the year ended December 31, 2012.

NOTE G -- INCOME TAXES

The income tax provision (benefit) was composed of the following for the year ended December 31, 2012 (in thousands):

From continuing operations:		
Current		
Federal	$	1,423
State		38
Deferred		
Federal		(1,530)
State		415
Income tax provision from continuing operations		346
Income tax benefit from discontinued operations		(338)
Total tax expense	$	8

NOTE G -- INCOME TAXES – Continued

The difference between the effective tax rate reflected in the income tax provision (benefit) from continuing operations and the statutory federal rate for the year ended December 31, 2012 is analyzed as follows (in thousands):

Expected federal tax at statutory rate	$	(781)
State taxes, net of federal tax benefit		(184)
Return-to-provision		338
Valuation allowances		647
Tax rate changes		473
Income not subject to tax		(110)
Other		(37)
Income tax provision	$	346

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 are presented below (in thousands):

Deferred tax assets:		
Capital loss carryforward	$	1,974
Fixed assets		571
Partnership investments		834
Accrued liabilities		410
Allowance for doubtful accounts		17
Equity-based compensation		15
State net operating losses		1,116
Acquisition and reorganization costs		32
Deferred rent		420
Note receivable		368
Interest		65
Total deferred tax assets		5,822
Valuation allowance		(2,904)
Deferred tax assets after valuation allowance		2,918
Deferred tax liabilities:		
Partnership investments		(5,530)
Prepaid expenses		(66)
Installment gain		(511)
Total deferred tax liabilities		(6,107)
Net deferred tax liabilities	$	(3,189)

NOTE G -- INCOME TAXES – Continued

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that certain state net operating losses and capital loss carryforwards will expire unused. As a result, the Company has recorded a valuation allowance against a portion of these deferred tax assets as of December 31, 2012.

The change in the valuation allowance was due to changes in state net operating loss carryforwards and capital loss carryforwards.

The Company has capital loss carryforwards of $5.2 million that expire from 2015 to 2017. The Company has state net operating loss carryforwards of $23.3 million that expire from 2014 to 2032.

Changes in unrecognized tax benefits, excluding the related accrual for interest and penalty, from January 1, 2012 to December 31, 2012 are set forth below (in thousands):

Beginning balance	$	787
Increases/(decreases) for current year tax positions		-
Decrease for prior year tax positions		(762)
Settlements		-
Reductions as a result of expiration of statute of limitations		-
Income tax provision from continuing operations	$	25

The Company accrued $33,000 of interest and zero penalties during 2012 for uncertain tax positions. The Company reported accrued interest of $172,000 and penalty of $219,000 as of December 31, 2012 for uncertain tax positions. The unrecognized tax benefits, if recognized, would not impact the effective tax rate. The Company expects any changes in uncertain tax positions over the next 12 months to be immaterial.

NOTE H – CONCENTRATIONS OF RISK

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company is subject to risk of loss if it must acquire the security on the open market at a price that exceeds the contract amount of the transaction.

NOTE H -- CONCENTRATIONS OF RISK – Continued

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities, and any related collateral, as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

NOTE I – COMMITMENTS AND CONTINGENCIES

The Company leases office space under various noncancelable operating leases that expire through 2018 with initial noncancelable terms in excess of one year. Rent expense on operating leases is recognized on a straight line basis over the life of the respective leases, including rent escalations, tenant improvement and free rent periods. Rental expense for the year ended December 31, 2012 totaled approximately $3.2 million. Future minimum rentals approximate (in thousands):

Year ending:		
2013	$	4,344
2014		1,558
2015		875
2016		885
2017		383
Thereafter		32
Total minimum rental payments		8,077
Minimum sublease rentals		(5,305)
Net minimum rental payments	$	2,772

NOTE I – COMMITMENTS AND CONTINGENCIES – Continued

The Company has uncommitted financing arrangements with clearing brokers that finance our customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated statement of financial condition for financial reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with our clearing brokers. Deposits with clearing organizations were $300,000 at December 31, 2012.

The Company has issued letters of credit in the amounts of $245,000, $230,000, and $130,000 to the owners of three of the offices leased by the Company to secure payment of our lease obligation for that facility.

The Company is a defendant in certain litigation incidental to its securities and underwriting business. The Company accounts for litigation losses in accordance with FASB *Accounting Standards Codification Topic 450, Contingencies* ("ASC 450"). Under *ASC 450*, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes known. Accordingly, the Company is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. A contingent liability of approximately $312,000 has been recorded at December 31, 2012 for these proceedings and exposures.

On December 28, 2011, Hite Hedge Asset Management, LLC and two of its hedge funds filed a FINRA arbitration proceeding against the Company and one of its registered representatives (FINRA Case No. 11-04815), alleging that the Company's actions in charging approximately $940,000 in fees to locate "hard to borrow" securities against Hite's accounts constituted a breach of the Company's agreement not to charge location fees, common law fraud, false and deceptive trade practice under Chapter 93A of the Massachusetts General Laws, a breach of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, a breach of the Company's and its representative's responsibility for good faith and fair dealing and obligation to observe high standards of commercial honor and just and equitable principals of trade under FINRA conduct rules, and a violation of sales practice obligations under FINRA and SEC rules with respect to short sale transactions. Hite requests reimbursement of the fees, punitive damages, and legal fees and costs. The Company believes it has meritorious defenses to the allegations and intends to vigorously defend against the allegations.

On June 14, 2012, a former customer filed an arbitration proceeding against the Company before FINRA's Dispute Resolution Center claiming that the Company's employees made unsuitable investment recommendations to the customer and concentrated investments in risky equities and options activities, and that the Company failed to supervise the employees handling the customer's account. The customer's claim seeks damages in excess of $2 million. The Company notified the underwriter of its Securities Broker/Dealer Professional Liability Insurance of the claim, which is investigating the claim. The insurance carrier has accepted defense of the claim subject to a reservation of rights. If the claim is covered by insurance, the

NOTE I – COMMITMENTS AND CONTINGENCIES – Continued

Company's liability (including defense costs) will be limited to $50,000. While the Company believes it has meritorious defenses against the suit and that the suit should be covered by insurance, the ultimate resolution of the matter, which is expected to occur within one year, could result in a loss of up to $2 million in excess of the amount accrued.

NOTE J – RELATED-PARTY TRANSACTIONS

In conjunction with their employment, certain employees were granted units of a deferred compensation arrangement provided for by Lee Summer, LP's management incentive plan. The employees were granted membership units in which certain units vest based on a service condition only and the remainder vest based on either a market or a performance condition. For those units vesting on a service condition only, the units will vest ratably on a quarterly basis over a four year period. For those units vesting on market or performance conditions, the units will vest upon satisfaction of one of the conditions. Under the market condition, fair value was determined to be de minis. The performance condition is not probable as of December 31, 2012. Compensation expense for these units was approximately $12,000 for the year ended December 31, 2012. As of December 31, 2012, approximately $30,000 of unrecognized compensation expense remained to be amortized over the remaining service period for the time-vesting units.

During 2001, the Company formed PTC GP Management, LLC ("GP") as the general partner in PTC Houston Management, LP ("LP"); additionally the Company is a limited partner in the LP (collectively "PTC"). The LP formed The Proton Therapy Center-Houston, Ltd., L.L.P. to secure financing for the construction and subsequent operation of a proton beam therapy cancer treatment center in Houston, Texas. In December 2012, the Company sold approximately 45% of its ownership in PTC to a third party buyer. As a result of this transaction, the Company's remaining ownership percentage of GP is approximately 27.5% and the company's remaining ownership percentage of LP is approximately 23.10%. The Company's remaining investment in PTC is recorded at $10.4 million as of December 31, 2012. The Company recorded an unrealized gain from the increase in the fair value of its remaining investment in PTC of $0.7 million during the twelve months ended December 31, 2012. In addition, PTC has distributed $3.8 million in cash to the Company during the twelve months ended December 31, 2012. The unrealized gains and distributions are included in "Equity in income of limited partnerships" on the Consolidated Statement of Operations. The increase in fair value of the investment for the twelve months ended December 31, 2012 is based on a sale transaction executed in December 2012, noted above, as well as other potential transactions contemplated by the Company and the use of an income and market approach in accordance with FASB *Accounting Standards Codification Topic 820, Fair Value Measurement.*

Previously, the Company owned controlling interests in several limited liability companies that acted as the general partners in several private investment limited partnerships (the "Partnerships"). In October 2012, the Company sold its interests in these limited liability companies. See "Note C – Dispositions" for additional information regarding the sale of these limited liability companies. The private investment limited partnerships paid management fees to the general partners. Certain officers of the Company serve on the boards of directors of entities in which the Partnerships invest. In addition, the Company has served as the

NOTE J – RELATED-PARTY TRANSACTIONS – Continued

placement agent advisor, offering manager, or underwriter for companies in which the Partnerships invest. Management fees paid by the management companies of the Partnerships are included in the revenue caption "Investment advisory and related services" on the Consolidated Statement of Operations. The management fees paid were $1.4 million for the twelve months ended December 31, 2012.

See "Note D – Receivables, Net" for related party notes receivable.

NOTE K – BENEFIT PLANS

The Company's employees participate in the TEFG 401(k) plan. The Company's matching contributions were approximately $270,000 during the twelve months ended December 31, 2012.

NOTE L – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital, as defined, of $11.3 million, which was $10.8 million in excess of the required minimum net capital of $442,000. At December 31, 2012, the Company had aggregate indebtedness of $6.6 million. The Company's aggregate indebtedness to net capital ratio was 0.59 to 1 at December 31, 2012.

The difference in total assets and total liabilities from the Statement of Financial Condition and the Computation of Net Capital under Rule 15c3-1 is attributable to a difference between regulatory reporting and reporting in accordance with accounting principles generally accepted in the United States of America, as it relates to the Company's deferred tax asset, net of valuation allowance, of $2.9 million.

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

NOTE M – SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended December 31, 2012. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE N -- SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes, net		-
Supplemental disclosures of noncash transactions:		
Non-cash investing activities:		
Note receivable received as consideration for disposition		1,366
Conversion of note receivable to securities		1,005

NOTE O -- DISCONTINUED OPERATIONS

During the fourth quarter of 2012, the Company completed the sale of its interest in certain Private Equity Group interests and the sale of certain retail brokerage operations. The results of operations for the Private Equity Group interests and retail brokerage operations sold have been reclassified as discontinued operations for the year ended December 31, 2012. See "Note C – Dispositions" regarding the sale of these funds and retail brokerage operations in the fourth quarter of 2012.

A summary of selected financial information of discontinued operations is as follows for the year ended December 31, 2012 (in thousands):

Operating activities:		
Revenue	$	10,311
Expenses		11,548
Loss from discontinued operations beforeequity in income of limited partnership and income taxes		(1,237)
Equity in income of limited partnerships		(873)
Loss from discontinued operations before income taxes		(2,110)
Income tax benefit		(837)
Loss from discontinued operations, net of income taxes		(1,273)
Loss on sale of discontinued operations, net of income tax provision of $499		(470)
Loss from discontinued operations	$	(1,743)

There were no assets and liabilities of the funds and retail brokerage operations at December 31, 2012.

NOTE P -- SUBSEQUENT EVENTS

On January 4, 2013, the Company made a capital distribution of $11.6 million to TEFG.

On February 28, 2013, the Company notified the Securities and Exchange Commission and the Financial Industry Regulatory Authority of a deficiency in its net capital for the period January 4, 2013, through February 28, 2013. As a result, TEFG made a capital contribution to the Company of $2.8 million and the Company collected an additional $2.8 million for amounts owed to it by TEFG and other affiliates. The capital contribution and collection of receivables provide the Company sufficient additional capital to satisfy its net capital and provides excess net capital for future operations.

The Company evaluated subsequent events through March 14, 2013 and is not aware of any other events which would require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED

DECEMBER 31, 2012

Sanders Morris Harris Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012
(Dollars in thousands)

Net capital:		
Total consolidated stockholder's equity attributable to Sanders Morris Harris Inc. per the accompanying financial statements	$	32,688
Other allowable credits		6,708
		39,396
Nonallowable assets:		
Nonallowable receivables		8,803
Furniture, equipment, and leasehold improvements, net		1,847
Not readily marketable securities		10,524
Receivable from parent and affiliates		2,632
Other nonallowable assets		4,253
Total nonallowable assets		28,059
Net capital before haircuts on securities positions		11,337
Haircuts on securities positions		55
Net capital	$	11,282
Aggregate indebtedness:		
Payable from parent and affiliates	$	230
Accounts payable and other accrued liabilities		3,708
Sales commissions and bonuses payable		2,694
Total aggregate indebtedness	$	6,632
Ratio of aggregate indebtedness to net capital		0.59
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $250)	$	442
Excess net capital	$	10,840

See accompanying report of independent registered public accounting firm.

Reconciliation with the Company's computation:

There are no material differences between the above computation of net capital and the corresponding computation of net capital as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2012.

Grant Thornton

Grant Thornton LLP
700 Milam Street, Suite 300
Houston, TX 77002-2848
T 832.476.3600
F 713.655.8741
GrantThornton.com
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Sanders Morris Harris Inc.

In planning and performing our audit of the consolidated financial statements of Sanders Morris Harris Inc. and subsidiaries (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated March 14, 2013.

In connection with the preparation of the Company's tax provision for the year ended December 31, 2012, management identified errors in the calculation of deferred taxes related to the determination of the book and tax basis of several investments as well as the related unrealized gains and losses on those investments. The errors were identified subsequent to the sale of the investments in late 2012 when amounts were being calculated to record realized gains and losses. The processes and controls that the Company had in place to compute and report deferred income taxes and related provisions failed to identify the incorrect book basis being included in tax calculations in prior periods. Also, the Company's processes and controls did not include maintaining an inventory of accounts that held components of the book basis for each investment, therefore all amounts were not included in tax calculations. These investments are no longer on the Company's books as they were sold prior to December 31, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives, except for the material weakness noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
March 14, 2013

Form SIPC-7 Opinion

Sanders Morris Harris, Inc.

March 14, 2013

GrantThornton

Grant Thornton LLP
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Houston, TX 77002-2848
T 832.476.3600
F 713.655.8741
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sanders Morris Harris, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Sanders Morris Harris, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
March 14, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038325 FINRA DEC
SANDERS MORRIS HARRIS INC 18*18
ATTN LESLIE JALLANS ACCT DEPT
600 TRAVIS ST STE 5900
HOUSTON TX 77002-2909

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cindy Burnette 713-993-4690

2. A.	General Assessment (item 2e from page 2)		$ 74,320.88
B.	Less payment made with SIPC-6 filed (exclude interest) July 30, 2012 (Date Paid)		(34,539.63)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		39,781.25
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 39,781.25
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 39,781.25	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sanders Morris Harris Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO, FINOP
(Title)

Dated the 28th day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 32,234,436
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,794,667
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	710,381
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,034	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	1,034
Total deductions	2,506,082
2d. SIPC Net Operating Revenues	$ 29,728,354
2e. General Assessment @ .0025	$ 74,320.88
	(to page 1, line 2.A.)